UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Jack W. Schuler
28161 North Keith Drive
Lake Forest, Illinois 60045
(847) 607-2066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206	Page 2 of 7 Pages

1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	7,961,368
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	7,961,368
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,961,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No: 92407M206	Page 3 of 7 Pages

1.	Names of Reporting Persons. H. George Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,907,688
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,907,688
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,907,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person: IN

SCHEDULE 13D

Page 4 of 7 Pages

Item 1.                    Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended on December 29, 2014 (“Amendment No. 1”) and again on February 11, 2015 (“Amendment No. 2” and, together with the Initial Schedule 13D and Amendment No. 1, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.  This Amendment No. 3 is being filed to disclose certain Shares beneficially owned by H. George Schuler (“George Schuler”) that were inadvertently omitted from both Amendment No. 1 and Amendment No. 2.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of May 13, 2013, George Schuler may have been deemed to beneficially own, in the aggregate, 1,034,858 Shares, representing approximately 4.1% of the Shares then outstanding.  This amount consists of: (A) 317,349 Shares held by the Tino Trust; (B) 317,349 Shares held by the Tanya Trust; (C) 317,349 Shares held by the Therese Trust; and (D) 16,000 Shares held by George Schuler’s spouse, Gayle Schuler.  The foregoing percentage is based on a total of 23,486,261 Shares reported as outstanding as of July 31, 2013, in the Issuer’s quarterly report on Form 10-Q filed August 14, 2013.

                                As of August 11, 2013, George Schuler may have been deemed to beneficially own, in the aggregate, 2,590,094 Shares, representing approximately 10.34% of the Shares then outstanding.  This amount consists of: (A) 317,349 Shares held by the Tino Trust and 517,349 Shares the Tino Trust had the right to acquire upon exercise of warrants held by the Tino Trust; (B) 317,349 Shares held by the Tanya Trust and 517,349 Shares the Tanya Trust had the right to acquire upon exercise of warrants held by the Tanya Trust; (C) 317,349 Shares held by the Therese Trust and 517,349 Shares the Therese Trust had the right to acquire upon exercise of warrants held by the Therese Trust; (D) 47,500 Shares held by Gayle Schuler; and (E) 38,500 Shares held by Seascape Partners L.P., a family limited partnership for which George Schuler serves as manager.  The foregoing percentage is based on a total of 25,038,308 Shares outstanding, which is the sum of the 23,486,261 Shares reported as outstanding as of July 31, 2013, in the Issuer’s quarterly report on Form 10-Q filed August 14, 2013, and the 1,552,047 Shares the Tino Trust, Tanya Trust and Therese Trust had the right to acquire upon exercise of their warrants.

                                On December 19, 2013, each of the Tino Trust, Tanya Trust and Therese Trust exercised their warrants.

                               As of December 23, 2014 and the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 5,907,688 Shares, representing approximately 13.7% of the Shares outstanding.  This amount consists of (A) 1,787,536 Shares held by the Tino Trust; (B) 1,787,536 Shares held by the Tanya Trust; (C) 1,787,536 Shares held by the Therese Trust; (D) 188,888 Shares held by the Continuation Trust; (E) 188,888 Shares held by the Grandchildren LLC; (F) 26,000 Shares held by Gayle Schuler; and (E) 141,304 Shares held by Seascape Partners L.P.  The foregoing percentage is based on a total of 43,115,790 Shares reported as outstanding as of February 10, 2015, in the Issuer’s registration statement on Form S-3 filed on February 11, 2015.

SCHEDULE 13D
Page 5 of 7 Pages

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of each of the Tino Trust, Tanya Trust, Therese Trust and Continuation Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.  George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

                                (c)  No transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

                                (d)  Except as set forth in this Schedule 13D, as amended by this Amendment No. 3, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D, as amended by this Amendment No. 3.

                                (e)  Not applicable.

Item 7.                    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11:  Joint Filing Agreement

SCHEDULE 13D
Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

March 23, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 7 of 7 Pages

EXHIBIT 11

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Vermillion, Inc. dated as of March 23, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Jack W. Schuler
/s/ Jack W. Schuler

H. George Schuler
/s/ H. George Schuler

March 23, 2015